FOR IMMEDIATE RELEASE	TSX: SLW
August 9, 2012	NYSE: SLW

SILVER WHEATON REPORTS RECORD QUARTERLY FINANCIAL RESULTS
INCLUDING OPERATING CASH FLOWS OF OVER US$172 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce its unaudited results for the second quarter ended June 30, 2012.

SECOND QUARTER HIGHLIGHTS

•	Attributable silver equivalent production of 6.7 million ounces (6.5 million ounces of silver and 3,200 ounces of gold), an increase of 10% compared with Q2 2011.

•	Revenues increased 3% compared with Q2 2011, to a record US$201.4 million, on record silver equivalent sales of 6.9 million ounces (6.8 million ounces of silver and 2,400 ounces of gold).

•	Net earnings were US$141.4 million (US$0.40 per share) compared to US$148.1 million (US$0.42 per share) in Q2 2011.

•	Operating cash flows increased 3% compared with Q2 2011, to a record US$172.9 million (US$0.49 per share1).

•	Cash operating margin1 was US$25.011 per silver equivalent ounce, compared to US$34.21 in Q2 2011.

•	Average cash costs1 fell slightly compared with Q2 2011, to US$4.061 per silver equivalent ounce (US$4.04 per ounce of silver and US$303 per ounce of gold).

•	Cash balance of US$1.1 billion, with a net cash position of US$1.04 billion at the end of Q2 2012.

•	Declared quarterly dividend of US$0.10 per common share, representing 20% of the cash generated by operating activities during the three months ended June 30, 2012.

•	Announced attributable proven and probable silver reserves of 798 million ounces, nearly twice the reserves of any other silver company in the world.

1 Please refer to non-IFRS measures at the end of this press release.

•
Subsequent to the second quarter, Silver Wheaton announced that it has agreed to acquire a precious metals stream from Hudbay Minerals Inc.’s (“Hudbay”) currently producing flagship 777 Mine (“777”), as well as a silver stream from their cornerstone development project, Constancia. Combined, 777 and Constancia will increase Silver Wheaton’s long-term average annual silver equivalent production by approximately 4.9 million ounces1.

“For the second quarter in a row, we achieved record silver sales and revenues, putting us on track for our best year ever,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton.  “Production from most of our assets was very solid, with Zinkgruvan once again delivering a strong quarter and with sales of concentrate produced but not yet delivered from Yauliyacu contributing considerably to our revenues and cash flow. While we did see some temporary shortfalls in production at the Peñasquito mine and a delay at Pascua-Lama, we remain confident in our partners and view both of these assets as core streams which solidify our industry-leading growth profile.”

“We recently announced a transaction with Hudbay that once again highlights the effectiveness of our business model, combining the certainty of fixed capital and operating costs with immediate cash flow and long term growth potential. We are extremely excited about adding two new streams, one for silver and gold from Hudbay’s current flagship mine, 777, and the other for silver from their cornerstone development asset, Constancia. These new streams deliver an immediate increase to our silver and gold production, with 777 contributing average annual production of approximately 4.2 million silver equivalent ounces1 until the end of 2016. Once Constancia is in full production, which is forecast by 2015, both mines provide substantial opportunity for future growth.  With the addition of these assets to our portfolio, our 2016 production guidance has increased to approximately 48 million silver equivalent ounces.”

“Furthermore, we remain very excited about the current opportunity-rich environment.  With approximately US$600 million in cash - net of the initial US$500 million upfront payment to Hudbay - a fully undrawn US$400 million revolving credit facility, and strong forecast annual operating cash flow, we believe there is substantial opportunity for further growth both in the near and long-term.”

Financial Review

Revenues

Revenue was US$201.4 million in the second quarter of 2012, on silver equivalent sales of 6.9 million ounces (6.8 million ounces of silver and 2,400 ounces of gold), a record for the Company. This represents a 3% increase from the US$194.8 million of revenue generated in the second quarter of 2011. This was due to a 36% increase in the number of silver equivalent ounces sold, which was partially offset by a 24% decrease in the realized price per silver equivalent ounce. The increase in silver equivalent ounces sold was primarily related to the timing of shipments of stockpiled concentrate in addition to increased production at some of the mines underlying the Company’s silver purchase agreements.

1 Silver equivalent production forecast assumes a gold/silver ratio of 50:1

Costs and Expenses

Average cash costs1 in the second quarter of 2012 were US$4.061 per silver equivalent ounce, compared with US$4.141 during the comparable period of 2011. This resulted in cash operating margins1 of US$25.011 per silver equivalent ounce, a 27% decrease compared to the second quarter of 2011, primarily a result of a 24% decrease in the realized price per silver equivalent ounce.

During the second quarter of 2012, the Company recorded an income tax expense of US$2.8 million, which includes a non-cash deferred income tax expense of US$2.5 million, attributable primarily to the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares and to income from Canadian operations. This compares to an income tax expense of $2.4 million in the comparable period of the previous year, which included a non-cash deferred income tax expense of $2.2 million.

Earnings and Operating Cash Flows

Net earnings in the second quarter of 2012 were US$141.4 million (US$0.40 per share), compared with US$148.1 (US$0.42 per share) for the same period in 2011, a decrease of 5%. Cash flow from operations in the second quarter of 2012 was US$172.9 million (US$0.49 per share1), compared with US$168.3 million (US$0.48 per share1) for the same period in 2011, an increase of 3%. The change in net earnings and operating cash flows is primarily due to a 36% increase in the number of silver equivalent ounces sold, which was partially offset by a 24% decrease in the realized price per silver equivalent ounce.

Balance Sheet

At June 30, 2012, the Company had approximately US$1.1 billion of cash on hand. In addition, the Company had US$400 million of available credit under its revolving bank debt facility. Following the initial US$500 million upfront payment due to Hudbay under the recently announced transaction, the combination of cash, available credit, and strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver stream interests.

Operational Highlights

Attributable silver equivalent production was 6.7 million ounces (6.5 million ounces of silver and 3,200 ounces of gold) in the second quarter of 2012, representing an increase of 10% compared to the second quarter of 2011.

Operational highlights for the quarter ended June 30, 2012 are as follows:

Peñasquito –

While attributable silver production increased 42% compared to 2011, to over 1.8 million ounces, as per Goldcorp Inc.’s (“Goldcorp”) July 10, 2012 disclosure, second quarter mill throughput at its Peñasquito mine was impacted by lower than anticipated water supplies, the result of prolonged drought conditions in the region. The water deficit is expected to limit plant throughput to between approximately 98,000 and 107,000 tonnes per day over the balance of 2012, resulting in a reduction of forecast silver production attributable to Silver Wheaton during this period.

1 Please refer to non-IFRS measures at the end of this press release.

Goldcorp holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase the quantity of water reclaimed from the tailings facility.  Goldcorp highlighted that both the processing plant and the ore body continue to perform well, and the focus now is on bringing water wells into production.   Peñasquito will become Silver Wheaton’s largest contributor of silver production in 2012, with forecast attributable silver production of approximately 7 million ounces once at full design capacity.

Pascua-Lama –

As per Barrick Gold Corporation’s (“Barrick”) second quarter 2012 MD&A, initial production at their world-class gold-silver Pascua-Lama project has been delayed due to lower than expected productivity. Initial production, previously expected in mid-2013, is now expected in mid-2014, with an approximate 50 to 60 percent increase in capital costs from the top end of its previously announced estimate of $4.7 to $5.0 billion. During the second quarter, the project achieved critical milestones with completion of Phase 1 of the pioneering road and also the water management system in Chile, both of which enabled the commencement of pre-stripping activities.

Until December 31, 2015, Silver Wheaton will be entitled to all or a portion of the silver production from Barrick’s Veladero, Pierina and Lagunas Norte mines, to the extent Pascua-Lama is operating below 75% of design capacity. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

Zinkgruvan –

Silver Wheaton’s second quarter 2012 attributable silver production from the Zingruvan mine was a record 673,000 ounces, an increase of 63% compared to the second quarter of 2011. As per Lundin Mining Corporation’s July 25, 2012 disclosure, metal production year-to-date is at all time highs due to high ore grades, good recoveries and record throughput levels.

Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners fell by almost one million ounces to approximately 3.2 million silver equivalent payable ounces at June 30, 2012. The reduction was primarily due to the sale of a substantial portion of the stockpiled concentrates at Glencore International AG’s Yauliyacu mine.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

On April 24, 2012, the British Columbia Securities Commission (“BCSC”) issued a notice of hearing naming as respondents Canaco Resources Inc. (“Canaco”) and certain of its directors. Mr. Randy Smallwood, President and CEO of Silver Wheaton, was previously a non-executive director of Canaco, and is named in the notice of hearing. The BCSC alleges that, in December 2010, Canaco failed to file a material change report when it received certain drill results, and, further, that its Board voted to price directors' options prior to disclosure of the drill results. The BCSC alleges that by  delaying the disclosure, the Canaco directors were able to set the exercise price of the options lower than would have been the case if Canaco had promptly disclosed the drill results.

The Board of Silver Wheaton has, together with legal counsel to the Board, examined the allegations against Mr. Smallwood and considered the implications to the Company. The Board does not believe that this matter will adversely affect Mr. Smallwood’s ability to perform his role as the Company’s President and CEO.  Furthermore, the Board has been advised that Mr. Smallwood has a legitimate defence to these unproven allegations, which he intends to vigorously defend.  In light of the foregoing, and given the Board’s confidence in Mr. Smallwood, they continue to be fully and completely supportive of him in his role as President and CEO of Silver Wheaton.

Webcast and Conference Call Details

A conference call will be held Friday, August 10, 2012, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	98200489
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	98200489
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 28 million silver equivalent ounces, including 42,000 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 100,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project and Hudbay’s flagship 777 mine and Constancia project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2012	2011	2012	2011
Sales	$201,408	$194,752	$401,046	$352,935
Cost of sales
Cost of sales, excluding depletion	$28,116	$21,000	$53,135	$40,947
Depletion	21,591	14,734	38,797	26,417
Total cost of sales	$49,707	$35,734	$91,932	$67,364
Earnings from operations	$151,701	$159,018	$309,114	$285,571
Expenses and other income
General and administrative 1	$7,354	$6,252	$14,918	$12,754
Foreign exchange loss (gain)	39	(502)	9	(506)
Other expense (income)	144	2,765	(506)	2,905
	$7,537	$8,515	$14,421	$15,153
Earnings before income taxes	$144,164	$150,503	$294,693	$270,418
Income tax expense	(2,750)	(2,438)	(6,098)	(177)
Net earnings	$141,414	$148,065	$288,595	$270,241

Basic earnings per share	$0.40	$0.42	$0.82	$0.77
Diluted earnings per share	$0.40	$0.42	$0.81	$0.76
Weighted average number of shares outstanding
Basic	353,733	353,267	353,631	353,083
Diluted	355,519	355,921	355,751	355,895
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,669	$1,814	$3,328	$3,069

Consolidated Balance Sheets

	June 30	December 31
(US dollars in thousands - unaudited)	2012	2011
Assets
Current assets
Cash and cash equivalents	$1,102,116	$840,201
Accounts receivable	5,927	3,890
Other	2,235	1,221
Total current assets	$1,110,278	$845,312
Non-current assets
Silver and gold interests	$1,837,945	$1,871,726
Long-term investments	107,307	151,621
Deferred income taxes	-	2,301
Other	1,295	1,375
Total non-current assets	$1,946,547	$2,027,023
Total assets	$3,056,825	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$12,521	$8,709
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	135,225	130,789
Total current liabilities	$176,306	$168,058
Non-current liabilities
Long-term portion of bank debt	35,780	50,060
Deferred income taxes	61	-
Total non-current liabilities	$35,841	$50,060
Total liabilities	$212,147	$218,118
Shareholders' equity
Issued capital	$1,800,338	$1,793,772
Reserves	(15,620)	25,422
Retained earnings	1,059,960	835,023
Total shareholders' equity	$2,844,678	$2,654,217
Total liabilities and shareholders' equity	$3,056,825	$2,872,335

Consolidated Statement of Cash Flows
	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2012	2011	2012	2011
Operating activities
Net earnings	$141,414	$148,065	$288,595	$270,241
Adjustments for
Depreciation and depletion	21,651	14,803	38,917	26,557
Equity settled stock based compensation	1,669	1,814	3,328	3,069
Deferred income tax expense (recovery)	2,498	2,249	5,566	(269)
Loss (gain) on fair value adjustment of share purchase warrants held	277	2,701	(398)	2,767
Investment income recognized in net earnings	(350)	(205)	(669)	(414)
Other	80	(162)	(17)	(296)
Change in non-cash operating working capital	5,344	(1,178)	770	(6,570)
Operating cash flows before interest income	$172,583	$168,087	$336,092	$295,085
Interest income received	333	194	635	392
Cash generated by operating activities	$172,916	$168,281	$336,727	$295,477
Financing activities
Bank debt repaid	$(7,140)	$(7,140)	$(14,280)	$(14,280)
Share purchase warrants exercised	-	-	10	61
Share purchase options exercised	3,164	667	4,088	5,062
Dividends paid	(63,658)	(10,599)	(63,658)	(21,194)
Cash applied to financing activities	$(67,634)	$(17,072)	$(73,840)	$(30,351)
Investing activities
Silver and gold interests	$-	$(16)	$(180)	$(2,557)
Silver and gold interests - interest paid	(194)	(385)	(409)	(701)
Acquisition of long-term investments	(395)	(13,674)	(395)	(13,674)
Proceeds on disposal of long-term investments	-	-	-	24,270
Dividend income received	17	11	34	22
Other	(42)	(25)	(62)	(33)
Cash (applied to) generated by investing activities	$(614)	$(14,089)	$(1,012)	$7,327
Effect of exchange rate changes on cash and cash equivalents	$(41)	$155	$40	$261
Increase in cash and cash equivalents	$104,627	$137,275	$261,915	$272,714
Cash and cash equivalents, beginning of period	997,489	564,075	840,201	428,636
Cash and cash equivalents, end of period	$1,102,116	$701,350	$1,102,116	$701,350

Summary of Ounces Produced and Sold

	2012		2011				2010
(in thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced 1
San Dimas 2	1,227	1,692	1,578	1,251	1,150	1,606	1,586	1,255
Zinkgruvan	673	642	390	379	414	508	428	508
Yauliyacu	606	550	583	608	674	683	651	633
Peñasquito	1,822	1,365	1,633	1,162	1,282	1,207	1,260	1,109
Cozamin	429	405	433	395	414	325	335	381
Barrick 3	468	667	723	794	741	722	458	682
Other 4	1,276	1,288	1,389	1,272	1,153	1,088	1,245	1,069
	6,501	6,609	6,729	5,861	5,828	6,139	5,963	5,637
Silver equivalent ounces of gold produced 5
Minto	189	107	202	257	261	97	205	402
Silver equivalent ounces produced	6,690	6,716	6,931	6,118	6,089	6,236	6,168	6,039
Silver ounces sold
San Dimas 2	1,295	1,701	1,488	1,232	1,149	1,748	1,438	1,274
Zinkgruvan	580	517	425	319	401	321	421	635
Yauliyacu	1,155	497	655	11	471	120	470	87
Peñasquito	1,845	1,189	851	1,382	961	941	1,169	692
Cozamin	395	376	374	335	281	271	411	306
Barrick 3	470	656	755	747	726	680	482	533
Other 4	1,049	992	1,230	770	862	741	1,139	750
	6,789	5,928	5,778	4,796	4,851	4,822	5,530	4,277
Silver equivalent ounces of gold sold 5
Minto	139	198	196	316	227	83	127	411
Silver equivalent ounces sold	6,928	6,126	5,974	5,112	5,078	4,905	5,657	4,688
Gold / silver ratio 5	58.7	51.2	51.9	50.4	40.1	33.0	49.7	57.7
Cumulative payable silver equivalent ounces produced but not yet delivered 6	3,212	4,166	4,127	3,805	3,537	3,018	2,275	2,174

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

Results of Operations (unaudited)

Three Months Ended June 30, 2012
	Ounces Produced 2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	1,227	1,295	$36,695	$28.34	$4.09	$0.79	$30,367	$31,394	$165,161
Zinkgruvan	673	580	16,505	28.45	4.14	1.68	13,131	14,043	55,798
Yauliyacu	606	1,155	34,468	29.84	4.08	5.02	23,959	32,202	221,723
Peñasquito	1,822	1,845	53,197	28.83	3.99	2.96	40,373	45,835	495,993
Cozamin	429	395	11,981	30.33	4.12	4.05	8,756	10,400	21,997
Barrick 5	468	470	14,183	30.18	3.90	4.34	10,310	13,571	601,035
Other 6	1,276	1,049	30,665	29.22	3.97	4.09	22,212	27,670	243,642
	6,501	6,789	$197,694	$29.12	$4.04	$3.12	$149,108	$175,115	$1,805,349
Gold
Minto	3,214	2,369	3,714	1,568	303	171	2,593	2,928	32,596
Silver equivalent 7	6,690	6,928	$201,408	$29.07	$4.06	$3.12	$151,701	$178,043	$1,837,945
Corporate
General and administrative							$(7,354)
Other							(2,933)
Total corporate							$(10,287)	$(5,127)	$1,218,880
	6,690	6,928	$201,408	$29.07	$4.06	$3.12	$141,414	$172,916	$3,056,825

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Three Months Ended June 30, 2011
	Ounces Produced 2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	1,150	1,149	$42,798	$37.25	$4.05	$0.71	$37,333	$38,149	$169,458
Zinkgruvan	414	401	16,220	40.46	4.08	1.69	13,905	13,303	58,899
Yauliyacu	674	471	17,663	37.50	4.02	5.02	13,406	15,770	233,355
Peñasquito	1,282	961	39,274	40.89	3.90	2.41	33,215	35,528	510,351
Cozamin	414	281	10,284	36.58	4.08	4.62	7,838	10,798	28,394
Barrick 5	741	726	27,437	37.78	3.90	3.57	22,009	24,605	599,449
Other 6	1,153	862	32,515	37.71	3.94	4.30	25,415	29,105	260,447
	5,828	4,851	$186,191	$38.38	$3.98	$2.84	$153,121	$167,258	$1,860,353
Gold
Minto	6,510	5,674	8,561	1,509	300	169	5,897	5,941	35,362
Silver equivalent 7	6,089	5,078	$194,752	$38.35	$4.14	$2.90	$159,018	$173,199	$1,895,715
Corporate
General and administrative							$(6,252)
Other							(4,701)
Total corporate							$(10,953)	$(4,918)	$911,631
	6,089	5,078	$194,752	$38.35	$4.14	$2.90	$148,065	$168,281	$2,807,346

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Six Months Ended June 30, 2012
	Ounces Produced 2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	2,919	2,996	$92,261	$30.79	$4.09	$0.79	$77,634	$79,999	$165,161
Zinkgruvan	1,315	1,097	33,443	30.47	4.14	1.68	27,058	27,538	55,798
Yauliyacu	1,156	1,652	50,054	30.30	4.06	5.02	35,055	45,790	221,723
Peñasquito	3,187	3,034	91,957	30.31	3.99	2.96	70,873	79,853	495,993
Cozamin	834	771	24,590	31.91	4.10	4.05	18,313	20,540	21,997
Barrick 5	1,135	1,126	35,686	31.70	3.90	4.34	26,410	32,517	601,035
Other 6	2,564	2,041	62,865	30.79	3.96	4.04	46,531	54,722	243,642
	13,110	12,717	$390,856	$30.73	$4.03	$2.97	$301,874	$340,959	$1,805,349
Gold
Minto	5,302	6,229	10,190	1,636	303	171	7,240	8,077	32,596
Silver equivalent 7	13,406	13,054	$401,046	$30.72	$4.07	$2.97	$309,114	$349,036	$1,837,945
Corporate
General and administrative							$(14,918)
Other							(5,601)
Total corporate							$(20,519)	$(12,309)	$1,218,880
	13,406	13,054	$401,046	$30.72	$4.07	$2.97	$288,595	$336,727	$3,056,825
1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure at the end of this press release.
4)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Six Months Ended June 30, 2011
	Ounces Produced 2	Ounces Sold	Sales (US$’s)	Average Realized Price (US$'s Per Ounce)	Average Cash Cost (US$'s Per Ounce) 3	Average Depletion (US$'s Per Ounce)	Net Earnings (US$’s)	Cash Flow From Operations (US$’s)	Total Assets (US$’s)
Silver
San Dimas 4	2,756	2,897	$101,169	$34.92	$4.05	$0.71	$87,384	$88,351	$169,458
Zinkgruvan	922	722	27,269	37.76	4.08	1.69	23,100	22,909	58,899
Yauliyacu	1,357	591	21,186	35.85	4.01	5.02	15,850	18,815	233,355
Peñasquito	2,489	1,902	66,294	34.87	3.90	2.41	54,301	58,880	510,351
Cozamin	739	552	18,935	34.26	4.06	4.62	14,136	18,573	28,394
Barrick 5	1,463	1,406	49,100	34.91	3.90	3.56	38,604	42,056	599,449
Other 6	2,241	1,603	56,542	35.27	3.93	4.14	43,601	49,290	260,447
	11,967	9,673	$340,495	$35.20	$3.98	$2.59	$276,976	$298,874	$1,860,353
Gold
Minto	9,435	8,198	12,440	1,517	300	169	8,595	8,811	35,362
Silver equivalent 7	12,325	9,983	$352,935	$35.35	$4.10	$2.65	$285,571	$307,685	$1,895,715
Corporate
General and administrative							$(12,754)
Other							(2,576)
Total corporate							$(15,330)	$(12,208)	$911,631
12,325		9,983	$352,935	$35.35	$4.10	$2.65	$270,241	$295,477	$2,807,346
1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 750,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flow per share (basic and diluted); and (iii) cash operating margin.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  For more detailed information, please refer to pages 19 to 21 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com